UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 29, 2013

Press Release

Luxottica’s third quarter results confirm solid growth

Net sales of Euro 1.8 billion (+7.4% at constant exchange rates2)

Record free cash flow3 of Euro 295 million

Milan (Italy), October 29, 2013 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today and approved the consolidated results for the third quarter and the nine months ended September 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Third quarter of 2013[1] (in millions of Euro)	3Q 2013 at current exchange rates	3Q 2012 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	1,785	1,783	7.4%	0.1%

Wholesale Division	686	647	13.1%	6.1%

Retail Division	1,099	1,137	4.2%	-3.3%

Operating income	255	246		3.8%

Net income attributable to Luxottica Group stockholders	148	137		7.9%

Earnings per share	0.31	0.29		6.2%

Earnings per share in U.S.$	0.41	0.37		12.5%

First nine months of 2013[1] (in millions of Euro)	9M 2013 at current exchange rates	9M 2012 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	5,667	5,454	7.5%	3.9%

Wholesale Division	2,347	2,162	12.1%	8.6%

Retail Division	3,320	3,292	4.5%	0.8%

Operating income	892	809		10.2%
Adjusted[3,5]	901	831		8.4%

Net income attributable to Luxottica Group stockholders	519	459		12.9%
Adjusted[3,5]	525	475		10.5%

Earnings per share	1.10	0.99		11.1%
Adjusted [3,5]	1.11	1.02		8.8%

Earnings per share in U.S.$	1.45	1.27		14.2%
Adjusted [3,5]	1.46	1.31		11.8%

Operating performance for the third quarter of 2013

During the third quarter of 2013, Luxottica continued the solid growth recorded in the first six months of the year, both in terms of sales and profitability measured at constant exchange rates. Both the Wholesale and Retail Divisions contributed to this growth in all the geographic regions in which the Group operates and also thanks to an excellent Summer season in Europe. Group’s performance measured at current exchange rates was affected by the further weakening of several currencies against the Euro.

“We are very satisfied with the third quarter’s performance and the systematic growth we have been pursuing with determination since the beginning of the year, recording a +7.4% increase in sales at constant exchange rates2 and increased profitability supported by constant efficiency gains.” Commented Andrea Guerra, Chief Executive Officer of Luxottica. “We have further reduced our net debt due to excellent free cash flow3 of Euro 295 million generated in the quarter.”

“The Wholesale Division grew +13.1% at constant exchange rates2,” Andrea Guerra remarked. “Europe is in excellent shape with results exceeding expectations (+15.1%2,6) and with outstanding performances in Germany, France and the Nordics. Italy continued its positive growth trend (+7.4%) and Spain is back to growth, recording an increase of +11.3%. Emerging market countries continue to be a source of enormous satisfaction, recording sales increases of +19.6%6 at constant exchange rates2. North America is also a structurally growing market as a result of an excellent brand portfolio and our efficient organization.”

The Retail Division’s sales performance is in line with that recorded in the first half of 2013. Sunglass Hut achieved an outstanding performance at the end of an excellent Summer season in which total sales increased by +11.1% globally at constant exchange rates2. This success was achieved by strengthening its leadership position in the fashion sun segment and through new sales initiatives such as the opening of the flagship store in New York City’s Times Square.”

“We are satisfied with our results and are determined to continue along our path of solid growth. We approach the end of 2013 with faith and optimism, steady consumer demand in the key markets and supported by the excellent performance of our brands. Luxottica has solid foundations in its vertically integrated and geographically diversified business model, and looking forward we will continue to invest in expanding our distribution network and new sales channels, in ongoing technological innovation, in our brand portfolio and in the emerging markets.”

The Group

The Group’s net sales for the third quarter of 2013 reached Euro 1,785 million, in line with the Euro 1,783 million recorded in the third quarter of 2012 (+7.4% at constant exchange rates2, +0.1% at current exchange rates). In the first nine months of 2013, net sales reached Euro 5,667 million, up +3.9% compared to the Euro 5,454 million of the corresponding period in 2012 (+7.5% at constant exchange rates2).

EBITDA3 for the third quarter of 2013 rose by +2.3% from Euro 339 million in the third quarter of 2012 to Euro 347 million in the same period of 2013. In the first nine months of 2013, adjusted EBITDA3,5 reached Euro 1,175 million, increasing +7.3% as compared to Euro 1,095 million in the same period of 2012.

Operating income for the third quarter of 2013 was Euro 255 million, up 3.8% compared to the Euro 246 million in the third quarter of 2012. The operating margin for the third quarter increased to 14.3% compared to 13.8% in the third quarter 2012.

In the first nine months of the year adjusted operating income3,5 reached Euro 901 million, up 8.4% compared to Euro 831 million in the same period of 2012, with an adjusted operating margin3,5 up from 15.2% in the first nine months of 2012 to 15.9% in the same period of 2013.

Net income for the third quarter of 2013 increased by 7.9% to Euro 148 million, compared to Euro 137 million in the third quarter of 2012 resulting in EPS (earnings per share) of Euro 0.31. EPS in U.S. dollars was USD 0.41, up 12.5% (at an average EUR/USD exchange rate of 1.3242). In the first nine months of 2013, adjusted net income3,5 reached Euro 525 million, growing 10.5% compared to Euro 475 million in the same period of 2012.

In the third quarter of 2013, the Group achieved a new record in terms of free cash flow3 which reached Euro 295 million. As a result net debt was further reduced to Euro 1,572 million at September 30, 2013 (Euro 1,662 million at December 31, 2012) with a ratio of net debt to LTM adjusted EBITDA3,5 of 1.1x.

Wholesale Division

Sales performance for the Wholesale Division included double digit sales growth at constant exchange rates. Europe enjoyed a particularly favorable Summer season (+15.1%6 at constant exchange rates2) and emerging markets continued to record excellent results (+19.6%6 at constant exchange rates2). Sales in North America rose by +8.8%2,6 in USD, excluding a drop in Oakley sales in its military business to the U.S. Army.

In the third quarter of 2013, the Wholesale Division’s net sales were Euro 686 million, up 6.1% compared to Euro 647 million in the third quarter of 2012 (+13.1% at constant exchange rates2). In the first nine months of 2013, net sales were Euro 2,347 million compared to Euro 2,162 million in the corresponding period of 2012, up 8.6% (+12.1% at constant exchange rates2).

Operating income for the third quarter of 2013 was Euro 134 million, up 7.1% compared to the Euro 125 million recorded in the third quarter of 2012, with an operating margin of 19.5% (19.3% in the same period of the previous year). On a nine-month basis, adjusted operating income3 rose to Euro 5645 million an 11.6%5 increase over the Euro 505 million in the corresponding period of 2012. The adjusted operating margin3 increased to 24.0%5 from 23.4% in the same nine-month period of 2012.

Retail Division

During the third quarter of 2013, the Retail Division’s comparable store sales4 grew 2.5% compared to the same period of 2012. LensCrafters, the largest specialty retailer in the optical segment, recorded improved profitability despite flat comparable store sales4 on a year-over-year basis.

Sunglass Hut continued its excellent growth trend, supported by a stronger penetration of the premium and luxury sun segment, by the development of new sales channels such as e-commerce and department store sales, and by its growing presence in the so-called gateways and megacities. Comparable store sales4 on a global basis increased by +7.5%, with breakthrough performances in the United Kingdom, emerging market countries, and North America which recorded an increase of +6.3%.

In the third quarter of 2013, the Retail Division’s net sales were Euro 1,099 million compared to Euro 1,137 million in the same period of 2012 (+4.2% at constant exchange rates2, -3.3% at current exchange rates). In the nine-month period, net sales increased to Euro 3,320 million compared to Euro 3,292 million in the corresponding period of 2012 (+4.5% at constant exchange rates2, +0.8% at current exchange rates).

The Retail Division’s operating income in the third quarter 2013 was Euro 165 million compared to Euro 166 million in the third quarter of 2012 (-0.7% at current exchange rates). In the third quarter of 2013, the operating margin increased to 15.0% from 14.6% in the third quarter of 2012. In the first nine months of 2013, the Retail Division’s adjusted operating income3 rose to Euro 477 million from Euro 4615 million in the corresponding period of 2012 (+3.5%5 at current exchange rates). The adjusted operating margin3 in the first nine months of 2013 was 14.4% (14.0%5 in the same period of 2012).

§

Results for the third quarter and first nine months of 2013 will be discussed today in a conference call with the financial community starting at 6:30 PM CET. The audio portion and related presentation will be available via live webcast at www.luxottica.com.

Information from the event will also be available on the official Twitter page for Luxottica (@Luxottica).

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 2, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Luxottica Group — Contacts

Cristina Parenti	Alessandra Senici
Group Corporate Communication and Public Relations Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4683	Tel.: +39 (02) 8633 4870
E-mail: cristina.parenti@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Ana Iris Reece

Group Financial and Corporate Press Office Manager

Tel.: +39 (02) 8633 4912

E-mail: anairis.reece@luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, are between the three-month and the nine-month periods ended September 30, 2013 and September 30, 2012. As of January 1, 2013, the Group adopted revised IAS 19 - Employee Benefits. Group information for prior periods has been restated in compliance with the requirements of the revised standards. As a result, the Group’s third quarter 2012 operating income and net income decreased by Euro 3.1 million and Euro 1.9 million, respectively. In the first nine months of 2012 the Group’s operating income and net income decreased by Euro 9.0 million and Euro 5.5 million, respectively.

(2) Figures given at constant exchange rates have been calculated using the average exchange rates in effect for the respective comparative period in the previous year. For further information, please see the attached tables.

(3) EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income, adjusted operating margin, free cash flow, net debt, ratio of net debt to adjusted EBITDA, adjusted net income and adjusted EPS are not measures in accordance with IAS/IFRS. For additional information on non-IAS/IFRS measures, please see the attached tables.

(4) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) The adjusted data for the first nine months of 2013 does not include non-recurring costs relating to the reorganization of Alain Mikli International amounting to an approximately Euro 9 million adjustment to operating income (approximately Euro 6 million on an after-tax basis).

The adjusted data for the first nine months and full year 2012 does not include non-recurring costs relating to the reorganization of the Australian retail business amounting to an approximately Euro 22 million adjustment to operating income and an approximately Euro 15 million adjustment to net income.

(6) Sales performance of the Wholesale Division of Luxottica Group in the third quarter of 2013 at current exchange rates was approximately +13.0% in Europe compared to the same period of 2012. Sales performance of emerging markets at current exchange rates recorded an increase of 7.0%. North America’s sales performance at current exchange rates was +8.0% in USD excluding Oakley’s drop in military sales to the U.S. Army.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. Proprietary brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue-Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2012, Luxottica Group posted net sales of more than Euro 7.0 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	2012 (2)	% Change

NET SALES	1,784,992	1,783,486	0.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	147,557	136,735	7.9%

BASIC EARNINGS PER SHARE (ADS)(3):	0.31	0.29	6.2%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2013	2012 (2)	% Change

NET SALES	2,363,686	2,229,714	6.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	195,395	170,946	14.3%

BASIC EARNINGS PER SHARE (ADS) (3):	0.41	0.37	12.5%

	2013	2012
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2)  As of January 1, 2013, the Group adopted revised IAS 19 - Employee Benefits. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result, the Group’s operating income and net income decreased by Euro 3.1 million and Euro 1.9 million, respectively, for the three-month period ended September 30, 2012.

(3) Weighted average number of outstanding shares.	473,032,813	465,528,412
(4) Average exchange rate (in U.S. Dollars per Euro).	1.3242	1.2502

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	2012 (2)	% Change

NET SALES	5,666,720	5,453,844	3.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	518,755	459,427	12.9%

BASIC EARNINGS PER SHARE (ADS) (3)	1.10	0.99	11.1%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2013	2012 (2)	% Change

NET SALES	7,461,370	6,985,283	6.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	683,045	588,434	16.1%

BASIC EARNINGS PER SHARE (ADS)(3)	1.45	1.27	14.2%

	2013	2012
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2)  As of January 1, 2013, the Group adopted revised IAS 19 - Employee Benefits. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result, the Group’s operating income and net income decreased by Euro 9.0 million and Euro 5.5 million, respectively, for the nine-month period ended September 30, 2012.

(3) Weighted average number of outstanding shares.	471,617,863	464,002,373
(4) Average exchange rate (in U.S. Dollars per Euro).	1.3167	1.2808

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	% of sales	2012	% of sales	% Change

NET SALES	1,784,992	100.0%	1,783,486	100.0%	0.1%
COST OF SALES	(593,484)		(596,155)
GROSS PROFIT	1,191,508	66.8%	1,187,332	66.6%	0.4%
OPERATING EXPENSES:
SELLING EXPENSES	(554,384)		(571,907)
ROYALTIES	(32,772)		(29,350)
ADVERTISING EXPENSES	(119,601)		(120,023)
GENERAL AND ADMINISTRATIVE EXPENSES	(229,646)		(220,228)
TOTAL	(936,403)		(941,508)
OPERATING INCOME	255,105	14.3%	245,823	13.8%	3.8%
OTHER INCOME (EXPENSE):
INTEREST INCOME	1,615		2,900
INTEREST EXPENSES	(24,033)		(33,177)
OTHER - NET	(803)		(3,162)
OTHER INCOME (EXPENSES)-NET	(23,221)		(33,439)
INCOME BEFORE PROVISION FOR INCOME TAXES	231,885	13.0%	212,383	11.9%	9.2%
PROVISION FOR INCOME TAXES	(83,420)		(75,183)

NET INCOME	148,465		137,200
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	147,558	8.3%	136,735	7.7%	7.9%
- NON-CONTROLLING INTERESTS	907	0.1%	465	0.0%
NET INCOME	148,465	8.3%	137,200	7.7%	8.2%

BASIC EARNINGS PER SHARE (ADS):	0.31		0.29

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.31		0.29

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	473,032,813		465,528,412

FULLY DILUTED AVERAGE NUMBER OF SHARES	476,993,737		467,486,153

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	% of sales	2012	% of sales	% Change

NET SALES	5,666,720	100.0%	5,453,844	100.0%	3.9%
COST OF SALES	(1,886,879)		(1,825,197)
GROSS PROFIT	3,779,841	66.7%	3,628,648	66.5%	4.2%
OPERATING EXPENSES:
SELLING EXPENSES	(1,700,301)		(1,706,326)
ROYALTIES	(109,105)		(97,454)
ADVERTISING EXPENSES	(364,919)		(345,430)
GENERAL AND ADMINISTRATIVE EXPENSES	(713,920)		(670,368)
TOTAL	(2,888,245)		(2,819,578)
OPERATING INCOME	891,596	15.7%	809,070	14.8%	10.2%
OTHER INCOME (EXPENSE):
INTEREST INCOME	6,652		14,795
INTEREST EXPENSES	(76,872)		(106,166)
OTHER - NET	(4,911)		(3,651)
OTHER INCOME (EXPENSES)-NET	(75,130)		(95,021)
INCOME BEFORE PROVISION FOR INCOME TAXES	816,466	14.4%	714,048	13.1%	14.3%
PROVISION FOR INCOME TAXES	(293,919)		(250,988)

NET INCOME	522,547	9.2%	463,059	8.5%	12.8%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	518,755	9.2%	459,427	8.4%	12.9%
- NON-CONTROLLING INTERESTS	3,792	0.1%	3,632	0.1%
NET INCOME	522,547	9.2%	463,059	8.5%	12.8%

BASIC EARNINGS PER SHARE (ADS):	1.10		0.99

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.09		0.99

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	471,617,863		464,002,373

FULLY DILUTED AVERAGE NUMBER OF SHARES	476,031,873		466,184,724

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO	September 30, 2013	December 31, 2012

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	537,718	790,093
ACCOUNTS RECEIVABLE - NET	760,220	698,755
INVENTORIES - NET	722,408	728,767
OTHER ASSETS	242,743	209,250
TOTAL CURRENT ASSETS	2,263,089	2,426,866

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,166,123	1,192,394
GOODWILL	3,107,567	3,148,770
INTANGIBLE ASSETS - NET	1,296,968	1,345,688
INVESTMENTS	55,266	11,745
OTHER ASSETS	145,287	147,036
DEFERRED TAX ASSETS	178,181	169,662
TOTAL NON-CURRENT ASSETS	5,949,392	6,015,294

TOTAL	8,212,482	8,442,160

CURRENT LIABILITIES:
BANK OVERDRAFTS	55,900	90,284
CURRENT PORTION OF LONG-TERM DEBT	4,032	310,072
ACCOUNTS PAYABLE	614,868	682,588
INCOME TAXES PAYABLE	106,257	66,350
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	75,664	66,032
OTHER LIABILITIES	563,076	589,658
TOTAL CURRENT LIABILITIES	1,419,798	1,804,984

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,049,331	2,052,107
EMPLOYEE BENEFITS	83,486	191,710
DEFERRED TAX LIABILITIES	254,811	227,806
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	117,391	119,612
OTHER LIABILITIES	60,866	52,702
TOTAL NON-CURRENT LIABILITIES	2,565,884	2,643,936

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	4,217,899	3,981,372
NON-CONTROLLING INTERESTS	8,901	11,868
TOTAL STOCKHOLDERS’ EQUITY	4,226,800	3,993,240

TOTAL	8,212,482	8,442,160

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2013

Net Sales	2,347,119	3,319,601		5,666,720
Operating Income	554,957	476,849	(140,210)	891,596
% of Sales	23.6%	14.4%		15.7%
Capital Expenditures	93,630	141,627		235,257
Depreciation and Amortization	80,233	129,811	64,275	274,319

2012

Net Sales	2,161,769	3,292,075		5,453,844
Operating Income	505,403	438,805	(135,138)	809,070
% of Sales	23.4%	13.3%		14.8%
Capital Expenditures (1)	90,481	153,220		243,701
Depreciation and Amortization	79,168	119,833	64,860	263,861

Notes :

(1) In 2012, Capital Expenditures include Retail division finance leases of Euro 18.8 million. Capital Expenditures excluding finance leases were Euro 224.9 million.

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding non-recurring restructuring costs related to the Alain Mikli acquisition of approximately Euro 9.0 million as of September 30, 2013.

In addition, we have made adjustments to fiscal year 2012 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2012 data.

As of January 1, 2013, the Group adopted revised IAS 19 - Employee Benefits. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result, 2012 Group’s operating income and net income decreased by Euro 9.0 million and Euro 5.5 million, respectively, for the nine-month period ended September 30, 2012 and Euro 3.1 million and Euro 1.9 million, respectively, for the three-month period ended September 30, 2012.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	9M13					9M12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	5,666.7	1,165.9	891.6	518.8	1.10	5,453.8	1,072.9	809.1	459.4	0.99
> Adjustment for Mikli restructuring		9.0	9.0	5.9	0.01
> Adjustment for OPSM reorganization							21.7	21.7	15.2	0.03
Adjusted	5,666.7	1,174.9	900.6	524.7	1.11	5,453.8	1,094.7	830.8	474.6	1.02

Wholesale Division

	9M13					9M12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,347.1	635.2	555.0	n.a.	n.a.	2,161.8	584.6	505.4	n.a.	n.a.
> Adjustment for Mikli restructuring		9.0	9.0
Adjusted	2,347.1	644.2	564.0	n.a.	n.a.	2,161.8	584.6	505.4	n.a.	n.a.

Retail Division

	9M13					9M12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,319.6	606.7	476.8	n.a.	n.a.	3,292.1	558.6	438.8	n.a.	n.a.
> Adjustment for OPSM reorganization							21.7	21.7
Adjusted	3,319.6	606.7	476.8	n.a.	n.a.	3,292.1	580.3	460.5	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	3Q 2012	3Q 2013	9M 2012	9M 2013	FY 2012	LTM September 30, 2013
Net income/(loss)	136.7	147.6	459.4	518.8	534.4	593.8
(+)
Net income attributable to non-controlling interest	0.5	0.9	3.6	3.8	4.2	4.4
(+)
Provision for income taxes	75.2	83.4	251.0	293.9	305.9	348.8
(+)
Other (income)/expense	33.4	23.2	95.0	75.1	125.7	105.8
(+)
Depreciation and amortization	93.2	91.8	263.9	274.3	358.3	368.6
(+)
EBITDA	339.0	346.9	1,072.9	1,165.9	1,328.4	1,421.4
(=)
Net sales	1,783.5	1,785.0	5,453.8	5,666.7	7,086.1	7,299.0
(/)
EBITDA margin	19.0%	19.4%	19.7%	20.6%	18.7%	19.5%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	3Q 2012	3Q 2013	9M 2012(2)	9M 2013(1)	FY 2012(3)	LTM September 30, 2013 (1) (2) (3)

Adjusted net income/(loss)	136.7	147.6	474.6	524.7	559.6	609.7
(+)
Net income attributable to non-controlling interest	0.5	0.9	3.6	3.8	4.2	4.4
(+)
Adjusted provision for income taxes	75.2	83.4	257.5	297.0	302.4	341.9
(+)
Other (income)/expense	33.4	23.2	95.0	75.1	125.7	105.8
(+)
Depreciation and amortization	93.2	91.8	263.9	274.3	358.3	368.6
(+)
Adjusted EBITDA	339.0	346.9	1,094.7	1,174.9	1,350.1	1,430.4
(=)
Net sales	1,783.5	1,785.0	5,453.8	5,666.7	7,086.1	7,299.0
(/)
Adjusted EBITDA margin	19.0%	19.4%	20.1%	20.7%	19.1%	19.6%
(=)

The adjusted figures exclude the following:

(1)         non-recurring Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

(2)         non-recurring OPSM reorganization costs with an approximately  Euro 22 million impact on operating income and an approximately Euro 15 million adjustment to net income.

(3)         (a) non-recurring OPSM reorganization costs with an approximately  Euro 22 million impact on operating income and an approximately Euro 15 milion adjustment to net income; and

(b) non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization.  The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.  Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.  The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.  Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.  We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.  For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Sep. 30, 2013	Dec. 31, 2012
Long-term debt (+)	2,049.3	2,052.1
Current portion of long-term debt (+)	4.0	310.1
Bank overdrafts (+)	55.9	90.3
Cash (-)	(537.7)	(790.1)
Net debt (=)	1,571.5	1,662.4
EBITDA (LTM and FY 2012)	1,421.4	1,328.4
Net debt/EBITDA	1.1x	1.3x
Net debt @ avg. exchange rates (1)	1,585.7	1,679.0
Net debt @ avg. exchange rates (1)/EBITDA	1.1x	1.3x

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Sep. 30, 2013 (2)	Dec. 31, 2012 (3)
Long-term debt (+)	2,049.3	2,052.1
Current portion of long-term debt (+)	4.0	310.1
Bank overdrafts (+)	55.9	90.3
Cash (-)	(537.7)	(790.1)
Net debt (=)	1,571.5	1,662.4
Adjusted EBITDA (LTM and FY 12)	1,430.4	1,350.1
Net debt/LTM Adjusted EBITDA	1.1x	1.2x
Net debt @ avg. exchange rates (1)	1,585.7	1,679.0
Net debt @ avg. exchange rates (1)/LTM Adjusted EBITDA	1.1x	1.2x

(1)   Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Adjusted figures exclude the following:

(2)         Non-recurring Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

(3)         (a) non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 million adjustment to net income; and

(b) non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

•   Improve transparency for investors;

•        Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•   Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•   Properly define the metrics used and confirm their calculation; and

•   Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•        The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•        Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•        Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

9M 2013
Adjusted EBITDA (1)	1,175
Δ working capital	(129)
Capex	(235)

Operating cash flow	810
Financial charges (2)	(70)
Taxes	(238)
Extraordinary charges (3)	(3)

Free cash flow	498

(1)         EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2)         Equals interest income minus interest expense

(3)         Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

3Q 2013
EBITDA (1)	347
Δ working capital	122
Capex	(81)

Operating cash flow	388
Financial charges (2)	(22)
Taxes	(71)
Extraordinary charges (3)	0

Free cash flow	295

(1)         EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2)         Equals interest income minus interest expense

(3)         Equals extraordinary income minus extraordinary expense

Major currencies

Average exchange rates per € 1	Three months ended September 30, 2013	Nine months ended September 30, 2013	Twelve months ended December 31, 2012	Three months ended September 30, 2012	Nine months ended September 30, 2012

USD	1.32418	1.31673	1.28479	1.25024	1.28082

AUD	1.44651	1.34683	1.24071	1.20350	1.23813

GBP	0.85453	0.85204	0.81087	0.79153	0.81203

CNY	8.11114	8.12083	8.10523	7.94102	8.10578

JPY	131.01682	127.31212	102.49188	98.30231	101.61484

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: October 30, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER